Venerable Insurance and Annuity Company and its Separate Account U
SpectraSelect Variable Annuity
May 1, 2023, Notice Document

This notice document describes SpectraSelect, a group and individual deferred combination variable and fixed annuity contract (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account U (the “Separate Account”).  The Contract has not been offered for new sales since before 2004 and this notice document describes the features and benefits of the Contract applicable to existing Contract Owners.

The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your Contract Value to one or more available investment options, which include:
•	Subaccounts of the Separate Account, each which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Contract; and
•
Fixed interest allocation options, which may have various guaranteed interest periods (“Fixed Interest Options”).  The Fixed Interest Options that may be available are the Fixed Account and the Interest Adjustment Account.  See APPENDIX B and APPENDIX C and the full prospectus, as supplemented for more information about the Fixed Interest Options that may be available through the Contract.

The full SpectraSelect prospectus, as supplemented, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=449815208&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable annuities, has been prepared by the staff of the SEC and is available at Investor.gov.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission (“SEC”), paper copies of the shareholder reports for the Funds available through your Contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company.  Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action.  You may elect to receive shareholder reports and other communications from the Company electronically by writing to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling 1-800 366-0066.

You may elect to receive all future reports in paper free of charge.  You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling us at 1-800-366-0066.  Your election to receive reports in paper will apply to all Funds in which you choose to invest.

The SEC has not approved or disapproved the securities described in this notice or passed upon the adequacy of this notice document.  Any representation to the contrary is a criminal offense.

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document.   Other special terms are generally defined in the sections where those terms appear.

Contract
The legal agreement between the Contract Owner(s) and the Company that governs the terms of the SpectraSelect variable annuity.  The Contract has two phases:
• The accumulation phase (the period between the Contract Date and the Income Date) during which the Contract Value may vary according to the investment experience of the Subaccounts of the Separate Account; and
• The Income Phase (which begins on the Income Date) during which you receive regular annuity payments under the Contract).

Contract Date	The date the Contract became effective.
Contract Owner(s)	The person(s) or entity with all of the rights and options available through the Contract. Throughout this notice document we use “you” and “your” to refer to the Contract Owner(s).
Contract Value	The total value of your investment in the Subaccounts of the Separate Account and the Fixed Interest Options available through the Contract.
Contract Year	The time period between each anniversary of the Contract Date.
Death Benefit
The amount paid to your designated beneficiaries upon your death.  Your Contract has either Death Benefit Option 1 (an Enhanced Death Benefit Rider) or Death Benefit Option 2 (Standard Death Benefit). Check your Contract’s data pages for the Death Benefit that applies to you.

Fixed Interest Options	Investment options that earn a stated amount of interest for a specified period of time. The available Fixed Interest Options are the Fixed Account and the Interest Adjustment Account.
Funds	The underlying mutual funds in which the Subaccounts invest. In the full prospectus the Funds are referred to as Portfolios.
Income Date	The date you start receiving annuity payments under your Contract.
Separate Account
Separate Account U, which is the separate investment account of the Company that supports the Contract.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).  We own all the assets in Separate Account U but such assets are kept separate from our other accounts.

Subaccounts	Divisions of the Separate Account, each which invests exclusively in one underlying Fund. The value of each Subaccount will vary with the performance of its underlying Fund.

2

UPDATED INFORMATION ABOUT YOUR CONTRACT

There have been no material changes to your Contract’s features or benefits since the date of your most recent prospectus, as subsequently supplemented.

3

KEY INFORMATION

Important information you should consider about the Contract:

FEES AND EXPENSES
Charges for Early Withdrawals
If you withdraw some or all of your Contract Value from the Contract within seven years of our receipt of a purchase payment you may be assessed a contingent deferred sales charge, which is also referred to as a withdrawal charge.  The withdrawal charge is generally a percentage of the purchase payment withdrawn, and the maximum surrender charge is 7.0% of each purchase payment.   For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $7,000 on a $100,000 purchase payment.  See “Contingent Deferred Sales Charge” in the full prospectus, as supplemented, for more information.

Transaction Charges
In addition to withdrawal charges, there may be an additional charge if:
• You transfer Contract Value between Subaccounts; or
• State or local premium taxes become due.
See “Transfer Fee” and “Premium Taxes” in the full prospectus, as supplemented, for more information.

Ongoing Fees and Expenses (annual amounts)
Minimum and Maximum Annual Fee Table.  The table below describes the lowest and highest current fees and expenses that you may pay each year, depending on the options you choose.   Refer to your Contract schedule pages for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract	1.40%[1]	1.40%[1]
	Investment options (Fund fees and expenses)	0.27%[2]	1.33%[2]
	Optional Enhanced Death Benefit Rider	0.20%[3]	0.20%[3]
See “Expenses” in the full prospectus, as supplemented, for more information.
Because your Contract is customizable, the choices you make affect how much you will pay.   To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges.   This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

	Lowest Annual Cost: $1,481	Highest Annual Cost: $2,465
Assumes:
• Investment of $100,000;
• 5% annual appreciation;
• Least expensive Contract and Fund fees and expenses;
• No sales charges; and
• No additional purchase payments, transfers, or withdrawals.
Assumes: • Investment of $100,000; • 5% annual appreciation; • Most expensive Contract and Fund fees and expenses; • No sales charges; and • No additional purchase payments, transfers, or withdrawals.

1
As a percentage of Contract Value in each Subaccount.  This fee includes the Mortality and Expense Risk Charge and the Administrative Charge described in the Contract and prior prospectuses.  Refer to your Contract schedule pages for the fees and charges that apply to your Contract.

2	As a percentage of Fund assets. These figures reflect the minimum and maximum Fund fees and expense before any expense reimbursements or fee waiver arrangements.
3	As a percentage of Account Value. Refer to your Contract schedule pages for the fees and charges that apply to your Contract.
4

RISKS See “Summary” in the full prospectus, as supplemented, for more information.
Risk of Loss	You can lose money investing in the Contract, including loss of principal.
Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate if you need ready access to cash.

Withdrawal charges apply for up to seven years after each purchase payment.   They will reduce the value of your Contract if you withdraw money from your Contract during that time.   An interest adjustment may also apply for withdrawals or transfers from the Interest Adjustment Account before the end of its guaranteed interest period.   The benefits of tax deferral also mean the Contract is more beneficial to investors with a long-term investment time horizon.

Risks Associated with the Investment Options
An investment in the Contract is subject to the risk of poor investment performance of the investment options you choose.

Each available Fund and Fixed Interest Option has its own unique risks, and you should review information about each investment option, including the Fund prospectuses, before making an investment decision.

Insurance Company Risks
Any obligations, guarantees, and benefits of the Contract, including those related to any Fixed Interest Option, are subject to the financial strength and claims paying ability of the Company.   If the Company experiences financial distress, it may not be able to meet its obligations to you.   More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

Cyber-Security Risks.
Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks.  These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks.  In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value.  For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage.  Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value.  There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

5

RESTRICTIONS
Investment Options
There is a charge of $25 or 2% of the amount that is transferred, whichever is less, for each transfer between Subaccounts after the first 12 in a Contract Year.  See “Transfer Fee” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Contract.  See “Substitution” in the full prospectus, as supplemented, for more information.  Additionally, we may restrict or limit the guaranteed interest periods that are available under the Fixed Interest Options.

The Contract is not designed to serve as a vehicle for frequent transfers.  We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges.   We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy.  See “Transfers” and “Limits on Frequent or Disruptive Transfers” in the full prospectus, as supplemented, for more information.

TAXES See “Taxes” in the full prospectus, as supplemented, for more information.
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

If you purchased the contract through a tax-qualified retirement plan or individual retirement arrangement (“IRA”) you do not get any additional tax deferral.

Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may pay a 10% additional tax for withdrawals and surrenders before age 59 ½.

CONFLICTS OF INTEREST See “Distribution” in the full prospectus, as supplemented, for more information.
Although the Contracts are no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional purchase payments and may also be paid trail commissions for past sales activity based on the values of Contracts sold through the firm.  This compensation is not paid directly by Contract Owners or the Separate Account.  This compensation may have influenced your investment professional to offer or recommend the Contract over another investment and could influence your investment professional to recommend keeping the Contract.

Some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own.   You should only exchange your Contract if you determine, after comparing the features, benefits, fees, and risks of both contracts, that it is preferable for you to exchange your Contract for a new contract rather than to continue to own your existing Contract.

6

APPENDIX A - FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of the Funds available through the Subaccounts under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=449815208&doctype=spros.

You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included.  Each Fund’s past performance is not necessarily an indication of future performance.

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance.  You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new purchase payments and transfers of Contract Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
The Fund seeks long term capital appreciation by investing primarily in equity securities of issuers throughout the world, including U.S. issuers.	Invesco V.I. Global Core Equity Fund Investment Adviser: Invesco Advisers, Inc. Sub-Adviser: Invesco Canada Ltd	(Series I) 9.98%	-21.88%	1.69%	5.67%
Seeks high total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.	Morgan Stanley Variable Insurance Fund, Inc. Emerging Markets Debt Portfolio Investment Adviser: Morgan Stanley Investment Management Inc. Subadviser: Morgan Stanley Investment Management Limited	(Class I) 1.10%[1]	-18.74%	-2.23%	0.06%
Seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.	Morgan Stanley Variable Insurance Fund, Inc. Growth Portfolio Investment Adviser: Morgan Stanley Investment Management Inc.	(Class I) 0.57%[1]	-60.07%	4.25%	11.85%

1
Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

A-1

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks to maximize total return through a combination of current income and capital appreciation.	Voya Global Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.94%[1]	-18.49%	-2.37%	-0.60%
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.24%[1]	1.51%	1.09%	0.64%
Seeks to provide investors with a high level of current income and total return.	Voya High Yield Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.73%[1]	-12.52%	1.59%	3.27%
Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.	Voya Index Plus LargeCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.55%[1]	-19.04%	8.01%	11.92%
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Intermediate Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.55%[1]	-14.44%	-0.02%	1.61%

A-2

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks maximum total return.	Voya International High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.97%	-9.07%	-0.11%	2.89%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	Voya International Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.45%[1]	-14.59%	1.37%	4.32%
A non-diversified Portfolio that seeks long-term capital growth.	Voya Large Cap Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.67%[1]	-30.50%	7.30%	11.75%
Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.	Voya Limited Maturity Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.53%	-4.94%	0.59%	0.74%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.	Voya RussellTM Large Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.43%[1]	-30.03%	11.24%	14.36%

A-3

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	Voya RussellTM Large Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.36%[1]	-20.07%	9.49%	12.53%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.	Voya RussellTM Large Cap Value Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.35%[1]	-5.48%	6.76%	10.02%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	Voya RussellTM Mid Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.40%[1]	-26.97%	7.19%	10.96%
Seeks total return.	Voya U.S. Stock Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.27%	-18.35%	9.14%	12.26%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class I) 0.64%[1]	-7.60%	5.60%	8.39%
Seeks long-term growth of capital and income.	VY® Invesco Growth and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class I) 0.61%[1]	-5.59%	6.41%	10.44%

A-4

Closed Funds

Subaccounts that invest in the following Funds are closed to new purchase payments and transfers of Contract Value.  Contract Owners who have value in any of the closed Funds may leave their Contract Value allocated to the Subaccounts that invest in these Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation by investing primarily in global resource securities. Income is a secondary consideration.	VanEck VIP Global Resources Fund Investment Adviser: Van Eck Associates Corporation	(Initial Class) 1.33%	8.39%	4.26%	0.35%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.	Voya RussellTM Large Cap Value Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.60%[2]	-5.71%	6.50%	9.75%

2
Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

A-5

APPENDIX B – FIXED ACCOUNT

The Fixed Account is an investment option within our general account that offers a one year guaranteed interest period with an interest rate guaranteed by us.  We guarantee that the interest credited to the Fixed Account will not be less than 3% per year.  The interest rate guaranteed by us for a guaranteed interest period is set in our sole discretion, subject to the guaranteed minimum interest rate.

If you allocate Contract Value to the Fixed Account, your money will be placed with our other general account assets. If you select the Fixed Account, the amount of money you are able to accumulate in your Contract during the accumulation phase depends in part upon the total interest credited to your Contract.

During the accumulation phase, you may:
•	Transfer up to 25% of your Contract Value to the Funds in any one Contract year; and/or
•	Take a partial withdrawal of up to 25% of your Contract Value in any one Contract year.

B-1

APPENDIX C – INTEREST ADJUSTMENT ACCOUNT

You may allocate your Contract Value to one or more guaranteed interest periods of the Interest Adjustment Account.  Currently, we offer three guaranteed interest periods in the Interest Adjustment Account - 3 years, 5 years, and 7 years. During the Accumulation Phase, you may make transfers from the Funds or the Fixed Account to the guaranteed interest periods on the next Contract anniversary. There will be an initial current interest rate for a guaranteed interest period.  After the guaranteed interest period ends, the current interest rate for any subsequent guaranteed interest period may be different.

During the thirty (30) days prior to the end of a guaranteed interest period, you may elect to renew for the same or any other available guaranteed interest period or may transfer to the Fixed Account or the Funds.

Except on the latest Income Date, if you make a withdrawal, transfer from or begin receiving annuity payments from a guaranteed interest period of the Interest Adjustment Account prior to the end of the guaranteed interest period, the amounts withdrawn, transferred or applied to an annuity payment option may be subject to an interest adjustment (see below).  However, no interest adjustment will be applied in the following situations:
•	Payment of a Death Benefit;
•	Amounts withdrawn to pay fees and charges;
•	Amounts withdrawn as the free withdrawal amount; and
•	Amounts withdrawn or transferred within thirty (30) days prior to the end of the guaranteed interest period.

The interest adjustment will be calculated by multiplying the amount withdrawn, transferred, or annuitized by the formula described in your Contract schedule pages.

The interest adjustment may be positive or negative.  The interest adjustment will be an addition to or deduction from your remaining Contract Value (except when you make a complete withdrawal).  However, if you make a withdrawal or transfer from or begin receiving annuity payments from a guaranteed interest period in the Interest Adjustment Account, you will always get back at least the amount of money you invested in the guaranteed interest period increased by 3% per year, less any surrender charges, adjusted for any prior withdrawals and taxes.

C-1

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HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full SpectraSelect prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=449815208&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

SpectraSelect, Contract I.D. C000032746	May 1, 2023